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                                                                  Exhibit (a)(8)

                                                                    News Release

(Logo of Grupo Mexico)
Av. Baja California #200, Mexico City 06760

                                                           FOR IMMEDIATE RELEASE

CONTACTS

GRUPO MEXICO, S.A. de C.V.                           Abernathy MacGregor Frank
Daniel Tellechea                                     Chuck Burgess
011-525-574-8483                                     212-371-5999
Eduardo Gonzalez
011-525-574-8423


                   GRUPO MEXICO OFFERS TO ACQUIRE ASARCO INC.
   Mexico City, September 24, 1999 - Earlier today, Grupo Mexico, S.A. de C.V.

              sent the following letter to the Board of Directors
                        of ASARCO Incorporated (NYSE:AR):


                                                                   German Larrea
                                                                  Chairman & CEO
                                                              September 24, 1999

Mr. Francis McAllister
Chairman and Chief Executive Officer
ASARCO Incorporated
180 Maiden Lane
New York, N.Y. 10038

Dear Frank:

We have followed with considerable interest the developments that have transpired since the announcement of your proposed transaction with Cyprus Amax Mineral Company, including most recently Phelps Dodge Corporation's September 22, 1999 announcement that it was improving its pending exchange offer to acquire ASARCO Incorporated and your announcement yesterday that your board of directors intends to meet to consider the Phelps Dodge Corporation offer "this week."

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Given the time constraints of the current situation, we will commence on Monday a tender offer, through a wholly owned subsidiary, to ASARCO's shareholders for all outstanding shares of ASARCO at $26.00 per share in cash. The offer will be conditioned upon, among other things, Grupo Mexico S.A. de C.V., its wholly owned subsidiary and ASARCO entering into a merger agreement, the number of shares being tendered constituting at least 80% of the outstanding ASARCO shares on a fully diluted basis when taken together with our own holdings. [sic]

As you know, in the past we have expressed an interest in exploring the possibility of a combination of our two companies' operations. We believe that a business combination between Grupo Mexico and ASARCO would create a low cost international mining entity with greatly increased ore reserves and the ability to realize significant cost saving synergies. Furthermore, in our capacity as your largest single shareholder, we have obviously considered the relative economic merits of the shareholder value inherent in your existing transaction with Cyprus Amax and the transaction proposed by Phelps Dodge. We also considered alternatives that address our desire to increase our cost efficiencies and production capacity while simultaneously providing all of your other shareholders an opportunity to maximize the value of their investment now, rather than rely on projections of possible future benefits that may or may not be ultimately realized under the transaction contemplated by your existing agreement or the pro-rated part cash/part stock transaction proposed by Phelps Dodge. Our offer provides such an alternative.

We would be prepared to proceed on the basis of a negotiated merger agreement with you in which we would expect to receive only the same representations and warranties as you have made under your existing agreement with Cyprus Amax. Our execution of a merger agreement would not be contingent upon a due diligence review. Furthermore, we are confident that consummation of our proposed transaction would not require any burdensome regulatory approvals.

Our proposal presents an attractive opportunity for ASARCO and its shareholders. The offer price of $26.00 per share would represent a premium of approximately 41% over ASARCO's unaffected price per share on August 20, 1999, immediately prior to the announcement of Phelps Dodge's proposal. As a result of the all-cash nature of our offer, your shareholders will immediately receive the entire premium for their ASARCO shares regardless of the performance of the stock market generally or of the market for copper following the close of our transaction. Briefly put, we believe our proposal is in the best interests of your shareholders. We also believe that our combined operations would serve the interests of the employees, customers, suppliers and local communities of each company.

Our proposed transaction is not subject to a financing condition. In that regard, we have

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obtained a signed commitment letter from The Chase Manhattan Bank and Chase
Securities Inc. providing for the full amount of financing necessary to complete our offer.

As you are aware, the federal securities laws, as well as the laws of the United States of Mexico, require that we promptly make public disclosure of our intentions outlined in this letter.

We and our advisors are prepared to meet with ASARCO and its advisors to negotiate and finalize all necessary documentation to reflect the transaction outlined above.

Please advise me of the manner in which you and your board of directors would like to proceed.

                                            Very truly yours,

                                            /s/ German Larrrea
                                            German Larrrea

     Grupo Mexico is a diversified mining company that ranks among the world's largest copper, zinc and silver producers. The company's business includes mining, smelting and refining in Mexico and is one of the world's lowest-cost operations. The company also operates the largest railroad system in Mexico.


     Grupo Mexico's financial advisor is Chase Securities Inc. and its legal advisors are Brown & Wood LLP and Santamarina y Steta.


NOTE: Statements in this press release include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.